SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

Dragonfly Energy Holdings Corp. (f/k/a Chardan NexTech Acquisition 2 Corp.)
(Name of Issuer)

Common Stock, par value $0.0001 per share (Title of Class of Securities)

26145B 106 (CUSIP Number)

Jeffrey A. Brill Peter D. Serating Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 Tel.: (212) 735-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 26145B 106

1	NAMES OF REPORTING PERSONS Chardan NexTech Investments 2 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,030,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,030,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,030,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS Jonas Grossman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,030,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,030,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,030,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Explanatory Note

The Reporting Persons (as defined below) previously reported their beneficial ownership over securities of the Issuer (as defined below) on a Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended. However, by virtue of certain purchases of Common Stock (as defined below) on September 30, 2022, the Reporting Persons are filing this Schedule 13D.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Dragonfly Energy Holdings Corp.(f/k/a Chardan NexTech Acquisition 2 Corp.), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1190 Trademark Drive #108, Reno, Nevada 89521.

Item 2. Identity and Background.

(a), (f) This Schedule 13D is being filed by (i) Chardan NexTech Investments 2 LLC, a Delaware limited liability company (the “Sponsor”), and (ii) Jonas Grossman, a citizen of the United States (collectively, the “Reporting Persons”).

(b) The principal business address of each of the Reporting Persons is 17 State Street, 21st Floor, New York, NY 10004.

(c) The principal occupation of the Sponsor is serving as an investor in the Issuer.  The principal occupation of Mr. Grossman is serving as the managing member of the Sponsor and the president and a managing partner of Chardan Capital Markets LLC, an affiliate of the Sponsor.  Mr. Grossman was a director and chief executive officer of the Issuer until the closing of the Business Combination (as defined below).

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On July 23, 2020, the Sponsor purchased 1,000,000 shares of Common Stock (“Founders Shares”) for an aggregate purchase price of $25,000. On March 4, 2021, the Issuer effected a 2.875-for-1 stock split, resulting in 2,875,000 shares of Common Stock being held by the Sponsor. On August 10, 2021, the Issuer effectuated a 1.1-for-1 stock split.  After taking into account the stock splits described above and the transfer of Founders Shares to certain directors of the Issuer, the Sponsor held 3,050,500 shares of Common Stock. The consideration paid by the Sponsor for such shares was funded by capital contributions by the members of the Sponsor.

On September 30, 2022, Chardan Capital Markets LLC, an affiliate of the Sponsor of which Mr. Grossman serves as president and a managing partner (“CCM LLC”), purchased 485,000 shares of Common Stock in the open market at a weighted average price of $10.36 per share.  The purchase price was funded by working capital of CCM LLC.

On October 7, 2022, 15,000 shares of Common Stock (of the 500,000 subscribed for in the Subscription Agreement (as defined below)) were issued to CCM LLC with the remainder of the commitment offset by the open market purchases described above.

Following the closing of the Business Combination (as defined below), all investment and voting power over the shares acquired by CCM LLC described above was delegated to another CCM LLC manager, and Mr. Grossman disclaims beneficial ownership over these shares.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons own the securities reported herein for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer and may from time to time increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer (the “Board”), other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b) The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 44,848,686 shares of Common Stock outstanding as of the date hereof, based on information provided by the Issuer.

The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, the Sponsor directly holds 3,030,500 shares of Common Stock.  Due to the Ownership Limitation (as defined below), the Reporting Persons disclaim beneficial ownership over the shares of Common Stock into which the Private Warrants (as defined below) held directly by Chardan NexTech 2 Warrant Holdings LLC (“Holdings”), an affiliate of the Sponsor, would otherwise be exercisable. As of the date hereof, Mr. Grossman does not have any investment or voting power over any Issuer securities held by CCM LLC and disclaims beneficial ownership over any Issuer securities beneficially owned by it.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than to the extent it directly holds Common Stock) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose. The filing of this statement should not be construed to be an admission that the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act.

(c)          Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions in Common Stock during the past 60 days.

(d)          To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates, or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

Business Combination

On May 15, 2022, the Chardan NexTech Acquisition 2 Corp.(“Chardan”) entered into that certain Agreement and Plan of Merger, as amended on July 12, 2022, (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Issuer, Bronco Merger Sub, Inc., a Nevada corporation and a wholly owned direct subsidiary of the Issuer (the “Merger Sub”), and Dragonfly Energy Corp., a Nevada corporation (“Dragonfly”).  Pursuant to the terms of the Business Combination Agreement, on October 7, 2022, Merger Sub merged with and into Dragonfly, the separate corporate existence of Merger Sub ceased and Dragonfly was the surviving corporation and a wholly owned subsidiary of the Issuer (the “Business Combination”). Following the closing of the Business Combination, the Issuer changed its name to “Dragonfly Energy Holdings Corp.”

Subscription Agreement

Pursuant to the subscription agreement, dated as of May 15, 2022 (the “Subscription Agreement”), by and between Chardan and the Sponsor (or an affiliate thereof if assigned pursuant to the Subscription Agreement), the Sponsor agreed to purchase, and Chardan agreed to sell to the Sponsor, an aggregate of 500,000 shares of Chardan common stock (“Chardan Common Stock”) for gross proceeds to Chardan of $5 million in a private placement. On September 28, 2022, the Sponsor and Chardan Capital Management LLC, an affiliate of the Sponsor ("CCM LLC") entered into an assignment, assumption and joinder agreement, pursuant to which the Sponsor assigned all of the Sponsor’s rights, benefits and obligations under the Subscription Agreement to CCM LLC.

Under the Subscription Agreement, the number of shares of Chardan Common Stock that CCM LLC was obligated to purchase was to be reduced by the number of shares of Chardan Common Stock that CCM LLC purchased in the open market, provided that such purchased shares were not redeemed, and the aggregate price to be paid under the Subscription Agreement was to be reduced by the amount of proceeds received by Chardan because such shares are not redeemed (the “Offset”). During the week of September 26, 2022 CCM LLC acquired in the open market in total 485,000 shares of Common Stock at purchase prices per share ranging from $10.33 to $10.38 (such shares, the “Purchased Shares”). The Purchased Shares were not redeemed, resulting in (i) Chardan’s receipt of $5,016,547 from the Trust Account (based on a per share redemption price of $10.34) and (ii) a reduction in CCM LLC’s purchase commitment under the Subscription Agreement to zero in accordance with the Offset. On October 7, 15,000 shares of Common Stock (of the 500,000 subscribed for in the Subscription Agreement) were issued to CCM LLC with the remainder of the commitment offset by the open market purchases described above.

Private Warrants

In connection with the Issuer’s initial public offering, Holdings purchased from the Issuer an aggregate of 4,627,858 private warrants (including 266,402 in connection with the underwriters’ full exercise of their over-allotment option), at a price of approximately $0.93 per private warrant (an aggregate of $4,303,907.94), with each private warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share (“Private Warrants”).  The Private Warrants are exercisable, from time to time, in whole or in part, commencing 30 days after the completion of the Business Combination.  The Private Warrants are identical to the public warrants sold as part of the Issuer’s initial public offering except that, so long as they are held by the initial purchasers or their respective permitted transferees, the Private Warrants (i) will not be redeemable by the Issuer, (ii) may not, subject to certain limited exceptions, be transferred, assigned or sold by the initial purchaser until 30 days after the completion of the Business Combination, and (iii) may be exercised by the holders on a cashless basis. The Private Warrants purchased by Holdings will not be exercisable after August 13, 2026, in accordance with Financial Industry Regulatory Authority (“FINRA”), Rule 5110(g), as long as the Issuer or any of its related persons beneficially own the Private Warrants.

The Private Warrants contain a 7.5% Ownership Limitation (as defined below).  Pursuant to the Ownership Limitation, the number of shares of Common Stock into which the Private Warrants are exercisable is limited pursuant to the terms of such warrants to that number of shares of Common Stock that would result in Holdings and its affiliates, including the Reporting Persons, having aggregate beneficial ownership of more than 7.5% of the total issued and outstanding shares of Common Stock (the “Ownership Limitation”).  In accordance with Rule 13d-4 under the Exchange Act, the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any exercise of the Private Warrants to the extent that such exercise would cause the Reporting Persons’ aggregate beneficial ownership to exceed or remain above the Ownership Limitation. Due to the Ownership Limitation, as of the date of this filing, the Reporting Persons disclaim beneficial ownership with respect to all shares of Common Stock into which such warrants would otherwise be exercisable.

Registration Rights Agreement

On October 7, 2022, in connection with the consummation of the transactions contemplated by the Business Combination Agreement, the Issuer entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with the Sponsor, Chardan’s officers, directors, initial stockholders, CCM LLC and Holdings and certain legacy Dragonfly stockholders.

ChEF Equity Facility

In connection with the closing of the Business Combination, the Issuer and CCM LLC entered into a purchase agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Issuer has the right to sell to CCM LLC an amount of shares of Common Stock, up to a maximum aggregate purchase price of $150 million, from time to time, pursuant to the terms of the Purchase Agreement.

Pursuant to, on the terms of, and subject to the satisfaction of the conditions in the Purchase Agreement, including the filing and effectiveness of a registration statement registering the resale by CCM LLC of the shares of Common Stock issued to it under the Purchase Agreement, the Issuer will have the right from time to time at its option to direct CCM LLC to purchase up to a specified maximum amount of shares of Common Stock, up to a maximum aggregate purchase price of $150 million, over the term of the equity facility (“ChEF Equity Facility”).

Under the terms of the Purchase Agreement, CCM LLC will not be obligated to (but may, at its option, choose to) purchase shares of Common Stock to the extent the number of shares to be purchased would exceed the lowest of the number of shares of Common Stock (i) which would result in beneficial ownership (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) by CCM LLC, together with its affiliates, of more than 9.9%, (ii) which would cause the aggregate purchase price on the applicable VWAP Purchase Date (as defined in the Purchase Agreement) for such purchases to exceed $3 million and (iii) equal to 20% of the total number of shares of Common Stock that would count towards VWAP on the applicable Purchase Date of such purchase.

The Purchase Agreement will automatically terminate on the earliest to occur of (i) the 36-month anniversary of the later of (x) the closing of the Business Combination and (y) effective date of the Initial Registration Statement (as defined in the Purchase Agreement), (ii) the date on which CCM LLC shall have purchased $150,000,000 of shares of Common Stock pursuant to the Purchase Agreement, (iii) the date on which Common Stock shall have failed to be listed or quoted on Nasdaq or any successor principal market and (iv) the commencement of certain bankruptcy proceedings or similar transactions with respect to the Issuer or all or substantially all of its property.

The foregoing descriptions of the Subscription Agreement, Private Warrants, Registration Rights Agreement and Purchase Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Item 7. Material to be filed as Exhibits.

1	Joint Filing Agreement

2	Subscription Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 11, 2022).

3	Form of Private Placement Warrant Purchase Agreement (incorporated by reference to Exhibit 10.7 to the Issuer’s Annual Report on Form 10-K filed with the SEC on March 29, 2022).

4	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 11, 2022).

5	Registration Rights Agreement (incorporated by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 11, 2022).

6	Purchase Agreement (incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 11, 2022).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2022	CHARDAN NEXTECH INVESTMENTS 2 LLC

	By:	/s/ Jonas Grossman
	Name:	Jonas Grossman
	Title:	Managing Member

JONAS GROSSMAN

	By:	/s/ Jonas Grossman

[Dragonfly Energy Holdings Corp. – Schedule 13D]